Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NIO Inc.

(A company controlled through weighted voting rights and
incorporated in the Cayman Islands with limited liability)

(Stock Code: 9866)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Thursday, June 9, 2022 (Beijing/Hong Kong Time) for the purposes of, among other things, approving our unaudited results and announcement for the three months ended March 31, 2022 (“Q1 2022 Results”). The Company will publish its Q1 2022 Results on Thursday, June 9, 2022 (Beijing/Hong Kong Time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at ir.nio.com.

The Company’s management will also host an earnings conference call at 8:00 PM Beijing/Hong Kong Time on June 9, 2022 (8:00 AM U.S. Eastern Time on June 9, 2022). A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Direct Event passcode and unique registrant ID would be provided upon registering.

http://apac.directeventreg.com/registration/event/5756039

By Order of the Board
NIO Inc.
Bin Li
Founder, Chairman and Chief Executive Officer

Hong Kong, May 23, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Bin Li as the chairman, Mr. Lihong Qin, Mr. James Gordon Mitchell as the directors, and Mr. Hai Wu, Mr. Denny Ting Bun Lee and Ms. Yu Long as the independent directors.